UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WIRELESS TELECOM GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

976524108

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL MANAGEMENT, LLC

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399-5402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 976524108

1	NAMES OF REPORTING PERSONS: Horton Capital Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,185,804 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,185,804 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,185,804 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP No. 976524108

1	NAMES OF REPORTING PERSONS: Horton Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,185,804 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,185,804 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,185,804 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 976524108

1	NAMES OF REPORTING PERSONS: Horton Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,185,804 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,185,804 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,185,804 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IA

CUSIP No. 976524108

1	NAMES OF REPORTING PERSONS: Joseph M. Manko, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 47,917 (See Item 5)
	8	SHARED VOTING POWER 2,185,804 (See Item 5)
	9	SOLE DISPOSITIVE POWER 47,917 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,185,804 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,233,721 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions): IN

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Wireless Telecom Group, Inc., a New Jersey corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 25 Eastmans Road, Parsippany, New Jersey 07054.

Item 2. Identity and Background.

(a) This statement is filed by Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), and Joseph M. Manko, Jr. (“Mr. Manko”) (Mr. Manko together with HCPF, HCP and HCM, the “Reporting Persons” and each a “Reporting Person”), with respect to shares of Common Stock of the Issuer.

(b) The address of the principal office of each Reporting Person is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103. The managing member of HCP and HCM is Mr. Manko.

(c) The principal business of HCPF and HCP is purchasing, holding and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of HCPF and separately managed accounts (“SMAs”). HCP is the general partner of HCPF. The principal occupation of Mr. Manko is serving as the managing member of HCM and HCP.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Manko is a citizen of the United States of America.

Item 3.	Source and Amounts of Funds or other Consideration.

Mr. Manko served on the Board of Directors (the “Board”) of the Issuer from June 27, 2019 to June 3, 2021. On July 8, 2019, Mr. Manko was granted 22,917 Restricted Stock Units (“RSUs), which vest on May 29, 2020 or, if earlier, the effective date of Mr. Manko’s separation from service as a director of the Issuer due to death or disability, provided that Mr. Manko’s service as a director of the Issuer continues until the vesting date. Each RSU represents the Issuer’s unfunded and unsecured obligation to issue one share of Common Stock subject to the terms of the award and the Issuer’s Amended and Restated 2012 Incentive Plan. Shares of Common Stock attributable to vested RSUs will be settled by delivery of such shares on a date that is no later than 30 days following the first to occur of the following events: (i) the third anniversary of the grant date, (ii) Mr. Manko’s separation from service as a director of the Issuer either following or coincident with the vesting date, or (iii) a change in control following or coincident with the vesting date. On June 4, 2020, Mr. Manko was granted 25,000 RSUs which vested on June 3, 2021. Each RSU represents the contingent right to receive, at settlement, one share of Issuer Common Stock subject to vesting of said unit. Settlement will occur within 30 days of the earlier of three years from the grant date, the date of Mr. Manko’s separation from service (June 3, 2021), or a change in control of the Issuer. Except as set forth above, the shares of Common Stock acquired by the Reporting Persons after the date of filing of Schedule 13G/A (the “Shares”) were purchased with working capital of HCPF (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

Item 4.	Purpose of Transaction.

Mr. Manko served on the Board of the Issuer from June 27, 2019 to June 3, 2021. The purpose of this Amendment is to disclose the end of Mr. Manko’s service on the Board of the Issuer.

On March 30, 2021, an SMA Client (the “Client”) terminated its investment advisory agreement with HCM (the “SMA Termination”). As a result, HCM no longer has discretionary investment nor voting authority with respect to the 20,000 shares of Common Stock (representing 100% of the Client’s interest in the Issuer) held by the Client. Further, following the SMA Termination, there are no shares of Common Stock held in SMAs.

Except for the RSUs, the Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The percentages used herein are calculated based upon 21,660,318 shares of Common Stock issued and outstanding as of May 1, 2021, pursuant to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 13, 2021.

As of the close of business on June 9, 2021:

1. HCPF

(a) Amount beneficially owned: 2,185,804*

(b) Percent of class: 10.1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,185,804*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,185,804*

2. HCP

(a) Amount beneficially owned: 2,185,804*

(b) Percent of class: 10.1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,185,804*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,185,804*

4. HCM

(a) Amount beneficially owned: 2,185,804*

(b) Percent of class: 10.1%*

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,185,804*

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,185,804*

5. Mr. Manko

(a) Amount beneficially owned: 2,233,721*

(b) Percent of class: 10.3%*

(i) Sole power to vote or direct the vote: 47,917

(ii) Shared power to vote or direct the vote: 2,185,804*

(iii) Sole power to dispose or direct the disposition: 47,917

(iv) Shared power to dispose or direct the disposition: 2,185,804*

* HCPF owns directly 2,185,804 shares of Common Stock. Following the SMA Termination, pursuant to investment advisory agreements, HCM maintains discretionary investment and voting authority with respect to 2,185,804 shares of Common Stock held by HCPF. HCP may be deemed to be the beneficial owner of such shares of Common Stock because, in the event HCM’s investment advisory agreement with respect to such shares of Common Stock are terminated, HCP has the right to assume HCM’s discretionary investment and voting authority with respect to such shares of Common Stock. Mr. Manko owns 47,917 RSUs. HCP is the general partner of HCPF. Mr. Manko is the managing member of both HCM and HCP and may be deemed to be the beneficial owner of the shares of Common Stock held by HCPF. Each of HCM, HCP, and Mr. Manko disclaims beneficial ownership of the shares of Common Stock held by HCPF.

(c) Not applicable.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The responses to Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated June 9, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 10, 2021	HORTON CAPITAL PARTNERS FUND, LP By: Horton Capital Partners, LLC, its General Partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.